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May 22, 2012

Advantage Oil & Gas Ltd. Announces Closing of $74.7 Million Secondary Offering of Longview Common Shares

CALGARY, ALBERTA – Advantage Oil & Gas Ltd. (TSX: AAV) ("**Advantage**") and Longview Oil Corp. (TSX: LNV) ("**Longview**") announce that Advantage has closed the sale of 8.3 million common shares of Longview owned by Advantage to a syndicate of underwriters led by RBC Capital Markets and FirstEnergy Capital Corp. and including Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc. and Macquarie Capital Markets Canada Ltd., at a price of $9.00 per share for gross proceeds of CDN $74.7 million. The net proceeds from the offering received by Advantage will initially be used to reduce Advantage's existing bank indebtedness and will subsequently be utilized to finance additional delineation drilling and development of Advantage's liquids rich Middle Montney formation at Glacier, Alberta.

Advantage now owns approximately 21.15 million common shares of Longview, representing an interest of approximately 45.2% in Longview.

Purchasers under the offering are eligible to receive the cash dividend declared by Longview on May 15, 2012 in the amount of $0.05 per share, which is payable on June 15, 2012 to shareholders of record on May 31, 2012.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Longview in any jurisdiction in which such offer, solicitation or sale would be unlawful. These securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws or pursuant to an exemption therefrom.

For further information contact:

LONGVIEW OIL CORPORATION
Devon Tower, Suite 700
400, 3rd Avenue SW
Calgary, Alberta T2P 4H2
Phone: (403) 718-8000, Fax: (403) 718-8300
Web Site: http://www.longviewoil.com
E-mail: ir@longviewoil.com

ADVANTAGE OIL & GAS LTD.
Devon Tower, Suite 700
400, 3rd Avenue SW
Calgary, Alberta T2P 4H2
Phone: (403) 718-8000, Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. More particularly, this press release contains statements concerning the anticipated use of the net proceeds of the offering and the payment of the dividend to purchasers under the offering. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage/Longview's control, including: that the intended use of the net proceeds of the offering might change if the board of directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds for some other purpose; the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves. Advantage/Longview's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage/Longview will derive from them. Except as required by law, Advantage/Longview undertakes no obligation to publicly update or revise any forward-looking statements.